EXHIBIT (a)(2)(i)

                                                        ntl Fawnspring Limited
                                 South Hertfordshire United Kingdom Fund, Ltd.
                                                                     ntl House
                                                    Bartley Wood Business Park
                                                               Hook, Hampshire
                                                                      RG27 9UP
                                                                       England

                                                              [GRAPHIC OMITTED]


                                                             November 27, 2006

Dear Unit holder:

RE: RECOMMENDATION TO REJECT THE $65.00 PER UNIT TENDER OFFER TO PURCHASE ALL OUTSTANDING SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD. UNITS OF LIMITED PARTNERSHIP INTEREST

You may have received from MacKenzie Patterson Fuller, LP and certain of its affiliates (collectively, the "Purchasers"), an unaffiliated third party, an unsolicited tender offer to purchase all of the units of limited partners interest of South Hertfordshire United Kingdom Fund, Ltd. (the "Partnership") for sixty-five dollars ($65.00) per Unit in cash (less any distributions per Unit made by the Partnership after the date of the offer), subject to the terms and conditions set forth in the Purchaser's tender offer documents.

The Partnership is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. As described in the enclosed Schedule 14D-9, the Purchasers will not be permitted, under the terms of the Partnership's Limited Partnership Agreement, dated December 31, 1991, as amended (the "Partnership Agreement"), to purchase Units in the Tender Offer. Consequently, any tender of Units by holders under the terms of the Tender Offer cannot be accepted by the Purchasers consistent with the Partnership Agreement, and any purported acceptance of tenders will not be recognized by the Partnership. For this and the reasons more fully discussed in the enclosed Schedule 14D-9, the Partnership recommends that you reject the offer and not tender your Units pursuant to the offer.

The Partnership is aware that certain Unit holders wish increased liquidity with respect to their Units and will be examining various means, consistent with the provisions of the Partnership Agreement, by which holders of Units can obtain such increased liquidity. However, there can be no assurance that any such action will be undertaken, as to the timing of any such action or of the value per Unit that would be generated by any such action.

If you have any questions concerning the offer or need any assistance with respect to any Partnership matter, please feel free to contact our investor relations department.

Very truly yours,

South Hertfordshire United Kingdom Fund, Ltd.
a Colorado limited partnership
By:  NTL Fawnspring Limited,
its  General Partner




By:  /s/ ROBERT MACKENZIE
    ------------------------------
Robert Mackenzie
Director of ntl Directors Limited
Corporate director of ntl Fawnspring Limited,
the General Partner of South Hertfordshire United Kingdom Fund, Ltd.